

EXHIBIT F:
RAISE VIDEO TRANSCRIPT



FUNDOPOLIS

"Every business starts with an idea…
A vision…
A plan…

Here at Tennessee Hemp, we've built this unique business model and made it a reality.
And now it's time to scale that idea to meet the demand of the booming hemp industry while focusing on distinct revenue streams.

We start with our proven & tested high CBD hemp genetics.
Propagation is already well underway at Tennessee Hemp, building an inventory of hemp plants through our cloning and propagation process. These plants range in size and will be sold as one source of revenue.
The remaining plants will supply a steady stream of clone sales between the months of Feb and July.

Additional revenue streams begin with planting hemp outdoors between the months of May and July and harvesting the hemp crop in late Sept to Oct.

This harvest presents multiple revenue options:
Selling of dry weight. Curing the flower for smokable hemp and finally, extracting the bud into raw crude CBD oil which can be formulated to make a number of products.

This cycle continues each and every year, focusing on scalability and keeping up with our current customer list. Pre-sale orders keep the business moving forward and predict the rate of expansion for the company.

The U.S. hemp revenue is estimated to grow 27% annually and hit $2.6 Billion by the year, two-thousand and twenty-two (2022). If you've ever thought about investing in the hemp CBD marketplace, Tennessee Hemp is here to make that a profitable reality!

Welcome to Tennessee Hemp"



EXHIBIT G:
BUSINESS PLAN / PITCH DECK



FUNDOPOLIS

TNHC LLC: Exciting Business Opportunities

Exponential growth in the hemp industry has created a massive demand for reliable hemp genetics, quality products, and new technologies. TNHC offers investors exciting and unique advantages. TNHC is fully licensed, operational, and prudently positioned as a source for in-demand genetics, streamlined product development, and national distribution networks. The investment shall be focused on facility expansion, technology upgrades, strain development, and product distribution.

HEMP: America's Fastest-Growing Industry

Hemp legalization became a reality with The December passage of the Agriculture Improvement Act of 2018 overturning almost a century of prohibition creating a rapidly expanding market and high demand hemp plants.



As a result, American farmers typically had to source most of their plants (clones or seeds) from outside their region; which created many challenges and increased costs. According to recently published articles, farmers would prefer to get their genetics from a local reliable source.

TNHC has over a decade of experience, research, proven success cycles and tested business models. TNHC has shown market viability by providing high CBD clones to licensed hemp cultivators in Tennessee (currently the 6th largest U.S. producer of hemp material) and is expanding into the national markets.

TNHC LLC: Our Competitive Advantage

- Properly licensed by the Department of Agriculture to produce and cultivate hemp genetics.
- Intellectual property that is difficult to replicate for; clones, mothers, processes, and experience.

- Ability to profitably sell in-demand genetics in all 50 states.
- Low startup costs relative to profit opportunities.
- Products and services outperform the competition by offering higher CBD levels and increased profits while lowering the cost of extraction.
    - Typical CBD levels range from 6-10%.
    - TNHC CBD tests consistently at 12-17% CBD.
- Established lead funnel.
- Page 1 search rankings for geo-targeted areas and keywords.
- A proven business model with satisfied clients.

Web site: https://www.tennesseehempclones.com/

TNHC LLC is seeking investment for facility expansion, equipment acquisition, genetics development, and product distribution.

PRODUCT: Demand and Solutions

There is enormous demand in the U.S. for hemp genetics and hemp products. High CBD products have a tremendous opportunity as consumers begin to embrace CBD into their daily lives. "CBD products have flooded the U.S. marketplace, and sales show no signs of slowing," the American Botanical Council said.

In a historic first, CBD rocketed to the best-selling herbal dietary supplement in natural sales channels last year, ousting turmeric as the No. 1 seller, according to a new report from the American Botanical Council. That's huge.


Annual U.S. Hemp-Derived CBD Retail Sales Estimates: 2019-2024
Total Estimated Retail Sales
$12B
$10B
$8B
$6B
$4B
$2B
$0B
$1.1B - $1.3B
$1.9B - $2.3B
$3.6B - $4.4B
$5.6B - $6.8B
$7.8B - $9.6B
$9.3B - $11.3B
2019
2020
2021
2022
2023
2024
Source: 2019 Hemp Business Factbook
Copyright 2019 Hemp Industry Daily, a division of Anne Holland Ventures Inc. All rights reserved.

All CBD markets show similar explosive growth for pets, organic personal care, and general use products. With the obtained investment funds TNHC LLC can accelerate products to market to capitalize on the explosive combined annual growth rates for CBD across all markets.